Aeterna Zentaris Inc.

1 Pace Ville-Marie, Suite 2500

Montréal (Québec) Canada  H3B 1R1

www.aezsinc.com

April 13, 2017

BY EDGAR

Ms. Suzanne Hayes
Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4546,
100 F Street, N.E.
Washington, DC  20549

RE: Aeterna Zentaris Inc. Registration Statement on Form F-3 Filed March 21, 2017 File No. 333-216853

Dear Ms. Hayes:

Aeterna Zentaris Inc. (the Company) hereby responds to the comments of the staff (the Staff) of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission) contained in the Staff’s letter dated April 7, 2017 (the Comment Letter) relating to the Company’s Registration Statement on Form F-3, as filed on March 21, 2017 (File No. 333-216853) (the 2017 Form F-3). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comment presented in bold font type.  The Company’s response to each comment appears immediately after it.

Cover Page

1.                  It appears that you are relying on General Instruction I.B.5 to Form F-3. Please revise to set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.5 and the amount of all securities offered pursuant to General Instruction I.B.5 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.5 of Form F-3.

Response:

The Company has complied with the Staff’s comment by setting forth on the outside front cover page of the base prospectus included in the 2017 Form F-3 the calculation of the aggregate market value of its outstanding voting and nonvoting common equity pursuant to General Instruction I.B.5 and the amount of all securities offered pursuant to General Instruction I.B.5 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. We refer you to Amendment No. 1. to the 2017 Form F-3 filed by the Company with the Commission today.

2.                  We note that you adopted a shareholder rights plan on March 29, 2016. Please revise your fee table to cover the registration of the rights that accompany your shares of common stock. You should register these rights, list them on the prospectus cover page, and incorporate by reference the description of the rights contained in a registration statement filed under the Exchange Act as required by Item 6(a) of Form F-3. Please also have counsel revise their opinion accordingly. Please refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company has complied with the Staff’s comment by (i) revising the fee table of the 2017 Form F-3 to register as a separate security the rights that accompany its common shares, (ii) registering and listing such rights on the outside front cover page of the prospectus, and (iii) incorporating by reference the description of the rights contained in a Registration Statement on Form 8-A filed with the Commission earlier today. We refer you to Amendment No. 1 to the 2017 Form F-3 filed by the Company with the Commission today and such Registration Statement on Form 8-A. In addition, we confirm that counsel has revised its opinion accordingly, and such revised opinion has been filed as Exhibit 5.1 to Amendment No. 1 to the 2017 Form F-3.

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Should you have any further comments or would like to discuss any of the responses, please contact Philip A. Theodore by phone at 843-900-3211 or by email at ptheodore@aezsinc.com.

Very truly yours,

AETERNA ZENTARIS INC.

By:	/S/ Philip A. Theodore
Name:	Philip A. Theodore
Title:	Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

cc:        Ada D. Sarmento, U.S. Securities and Exchange Commission

Erin Jaskot, U.S. Securities and Exchange Commission

David A. Dodd, Aeterna Zentaris Inc.